UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                  Merry Land Properties, Inc.
                  ---------------------------
                       (Name of Issuer)



                  Common Stock (no par value)
                  -----------------------------
                 (Title of Class of Securities)

                           590441
                        --------------
                        (CUSIP Number)



                      Mark S. Burgreen, Esq.
               Hull, Towill, Norman & Barrett, P.C.
                P. O. Box 1564, Augusta, GA 30903
                          (706) 722-4481
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       (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                         November 6, 1998
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
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                        Page 1 of 5 Pages

CUSIP No.: 590441                                  Page 2 of 5

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(1) Name of Reporting Person     Michael N. Thompson
                             ------------------------------------
    S.S. or I.R.S. Identification No. of above person (Entities
    Only)

    -----------------------------------------
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(2) Check the appropriate box if a member of a group
    (a) [ ]
    (b) [ ]
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(3) SEC use only

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(4) Source of Funds (See Instructions) PF

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(5) Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [ ]
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(6) Citizenship or Place of Organization

    United States
    ------------------
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
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
 Number of   (7) Sole Voting Power                      210,772
  Shares     ----------------------------------------------------------------------------------------------
Beneficially (8) Shared Voting Power                        286
 Owned by    ----------------------------------------------------------------------------------------------
   Each      (9) Sole Dispositive Power                 210,772
Reporting    ----------------------------------------------------------------------------------------------
Person With  (10) Shared Dispositive Power                  286
-----------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       211,058
     --------------
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]
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(13) Percent of Class Represented by Amount in Row (11)
        8.1%
     -----------
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(14) Type of Reporting Person (See Instructions)
        IN
     -----------------
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CUSIP No.:  590441                                  Page 3 of 5
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ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, no par value (the "Common Stock") of Merry Land Properties, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 624 Ellis Street, Augusta, Georgia
30901.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Michael N. Thompson, whose business address is 624 Ellis Street, Augusta, Georgia 30901. Mr. Thompson is presently the President, Chief Operating Officer, and a member of the Board of Directors of the Company.

     During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Thompson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment reflects the acquisition of 29,500 shares of Common Stock purchased with personal funds on the open market.

ITEM 4. PURPOSE OF TRANSACTION

     All of the shares of Common Stock beneficially owned by Mr. Thompson are held for investment. Mr. Thompson may, from time to time, depending upon market conditions, liquidity needs and other investment considerations, purchase additional shares of common stock for investment or dispose of shares of Common Stock. As an officer and director of the Company, Mr. Thompson expects to regularly explore potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible acquisitions, dispositions, reorganizations, mergers, or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company. Except as noted above, Mr. Thompson has no plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (g) of the instructions to Item 4 of
Schedule 13D.




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CUSIP No.:  590441                                Page 4 of 5
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ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) Mr. Thompson beneficially owns an aggregate of 211,058 shares of the Company's Common Stock, constituting 8.1% of the number of shares of such common stock outstanding on the date hereof.

     (b) With respect to the 211,058 shares of Common Stock beneficially owned by Mr. Thompson, such amounts include 286 shares owned by his spouse, Susan Thompson, and their children, whose address is 5 Brigantine Court, Savannah, Georgia 31410. During the last five years, neither Mrs. Thompson nor their children have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Thompson is a citizen of the United States of America. These shares are treated as though Mr. Thompson has shared power to vote and dispose the shares.

   (c) The Amendment relates to the following shares of Common
Stock acquired during the past 60 days in the following manner:

     (1) 29,500 shares of the Common Stock were purchased with personal funds on the open market through a broker in several transactions, described as follows:

       DATE                NO. OF SHARES            PRICE PER SHARE

     10/29/98                  6,000                   $4.83
     11/03/98                  8,500                   $4.94
     11/05/98                  5,000                   $4.94
     11/06/98                 10,000                   $4.94

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


                                                     Page 5 of 5
                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 1998

                             /s/ Michael N. Thompson
                            -------------------------------------
                             Signature
                             Michael N. Thompson